(m)(2)(i)

AMENDED SCHEDULE 1

with respect to the

AMENDED AND RESTATED
DISTRIBUTION AND SHAREHOLDER SERVICES PLAN

for

ING SERIES FUND, INC.
CLASS B SHARES

Series	Maximum Combined Distribution and Service Fees
(as a percentage of average daily net assets)

ING Alternative Beta Fund	1.00%
ING Capital Allocation Fund	1.00%
ING Core Equity Research Fund	1.00%
ING Corporate Leaders 100 Fund	1.00%
ING Global Target Payment Fund	1.00%
ING Index Plus LargeCap Fund	1.00%
ING Index Plus MidCap Fund	1.00%
ING Index Plus SmallCap Fund	1.00%
ING Money Market Fund	1.00%
ING Small Company Fund	1.00%
ING U.S. Government Money Market Fund	1.00%

Last Updated on: December 15, 2010